Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-122579, 333-106110 and 333-47834) pertaining to the 2000 Stock Option Plan, 2000 Director Option Plan, 2000 Employee Stock Purchase Plan and certain December 1999 non plan option agreements of Synplicity, Inc. of our reports dated March 2, 2005, with respect to the consolidated financial statements and schedule of Synplicity, Inc., Synplicity, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Synplicity, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ ERNST & YOUNG LLP

Palo Alto, California

April 27, 2005